SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
6.25% Series A Cumulative Convertible Preferred Stock
(Title of Class of Securities)

291525103
291525202
(CUSIP Number)

March 29, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares of the Class A Common Stock reported herein is 663,698 shares, which constitutes approximately 1.9% of the 34,174,528 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 33,510,830 shares outstanding.

The total number of shares of the 6.25% Series A Cumulative Convertible Preferred Stock reported herein is 272,050 shares, which constitutes approximately 9.7% of the 2,809,170 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 291525103

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power (Common Stock):     -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power (Common Stock): -0-
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         663,698 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 1.9% (2)

12.     Type of Reporting Person: PN
--------------
(1)     Represents 663,698 shares of Class A Common Stock (the "Common Stock") obtainable upon conversion of 272,050 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").   The  Preferred Stock has a conversion price of $20.495 per share and a liquidation value of $50.00 per share.
(2)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 34,174,528.

CUSIP No. 291525202

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power (Preferred Stock):     272,050 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power (Preferred Stock): 272,050 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         272,050

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 9.7%

12.     Type of Reporting Person: PN
--------------
(1)     The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P., has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

Item 1(a).     Name of Issuer.

The name of the issuer is Emmis Communications Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Class A Common Stock (the "Common Stock") and the 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

Item 2(e).     CUSIP Number.

The CUSIP number of the Common Stock is 291525103 and the CUSIP number of the Preferred Stock is 291525202.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 693,698 shares of the Common Stock, which constitutes approximately 1.9% of the 34,174,528 shares of the Common Stock deemed to be outstanding thereunder.

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 272,050 shares of the Preferred Stock, which constitutes approximately 9.7% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 693,698 shares of the Common Stock, which constitutes approximately 1.9% of the 34,174,528 shares of the Common Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,050 shares of the Preferred Stock, which constitutes approximately 9.7% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 693,698 shares of the Common Stock, which constitutes approximately 1.9% of the 34,174,528 shares of the Common Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 272,050 shares of the Preferred Stock, which constitutes approximately 9.7% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding pursuant to Rule 13-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 272,050 shares of the Preferred Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 272,050 shares of the Preferred Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 272,050 shares of the Preferred Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      March 31, 2011

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading